SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
The Standard Register Company
(Name of Issuer)
Common Stock
(Title of class of securities)
853887107
(CUSIP number)
Richard W. Holmes, Jr., Fifth Third Bank, 38 Fountain Square Plaza, MD 10AT76
Cincinnati, Ohio 45263
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

(Continued on following pages)
(Page 1 of 10 pages)

CUSIP No.	853887107	13D	Page	2	of	10	pages

1	NAME OF REPORTING PERSONS: Fifth Third Bancorp 31-0854434

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		7,327,310, of which 2,153,016 are Class A convertible into an equal number of shares of common stock; each Class A share has the right to 5 votes

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,325,710, of which 2,153,016 are Class A convertible into an equal number of shares of common stock; each Class A share has the right to 5 votes

WITH	10	SHARED DISPOSITIVE POWER:

1,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,327,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.95%of the common shares

14	TYPE OF REPORTING PERSON:

HC

CUSIP No.	853887107	13D	Page	3	of	10	pages

1	NAME OF REPORTING PERSONS: Fifth Third Bank 31-0676865

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		7,326,840, of which 2,153,016 are Class A convertible into an equal number of shares of common stock; each Class A share has the right to 5 votes

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,325,240, of which 2,153,016 are Class A convertible into an equal number of shares of common stock; each Class A share has the right to 5 votes

WITH	10	SHARED DISPOSITIVE POWER:

1,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,326,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.95%of the common shares

14	TYPE OF REPORTING PERSON:

BK

CUSIP No.	853887107	13D	Page	4	of	10	pages

1	NAME OF REPORTING PERSONS: Fifth Third Bank, a Michigan Banking Corporation 38-0892650

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER:

NUMBER OF		470 of common share class

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		470 of common share class

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

470 of common share class

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON:

BK

CUSIP No.	853887107	13D	Page	5	of	10	pages

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: Fifth Third Asset Management, Inc. 34-1172683

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0

14	TYPE OF REPORTING PERSON:

	IA

CUSIP No.	853887107	13D	Page	6	of	10	pages

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: Fifth Third Securities, Inc. 34-4122170

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0

14	TYPE OF REPORTING PERSON:

	BD

Item 1. Security and Issuer.
     This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2008 (together, this “Schedule 13D”), by (ii) Fifth Third Bancorp, an Ohio corporation (“Bancorp”), (ii) Fifth Third Bank, an Ohio banking corporation (“Fifth Third Ohio”); (iii) Fifth Third Bank, a Michigan banking corporation (“Fifth Third Michigan”); (iv) Fifth Third Asset Management, Inc., an Ohio corporation that is registered as an investment adviser (“Fifth Third Asset”), and Fifth Third Securities, Inc. (“Fifth Third Securities”), an Ohio corporation that is registered as a broker dealer (collectively, the “Reporting Persons”), with respect to the common stock, par value $1.00 par value per share (the “Common Stock”), of The Standard Register Company, an Ohio corporation (“Standard Register”), the principal executive offices of which are located at 600 Albany Street, Dayton, Ohio 45408.
Item 2. Identity and Background.
     (a)-(c), (f) This Amendment 1 to Schedule 13D is filed jointly by the Reporting Persons. Each of Fifth Third Ohio, Fifth Third Michigan, Fifth Third Asset and Fifth Third Securities is a wholly owned subsidiary of Bancorp. Each of the Reporting Persons may be contacted through the principal office of Bancorp located at Fifth Third Center, Cincinnati, Ohio 45263.
     Each of the executive officers and directors of the Reporting Persons is a citizen of the United States. To the best knowledge of the Reporting Persons, these executive officers and directors do not have beneficial ownership of shares of Standard Register.
     (d)—(e) During the last five years, none of the Reporting Persons nor any of the persons listed on Exhibit 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons own the Common Stock through fiduciary accounts. As a result, the Reporting Persons acquired beneficial ownership of the Common Stock reported in Item 5 either by (i) being trustee of a trust into which the settlor transferred the Common Stock, or (ii) purchasing the Common Stock through the accounts of trust, securities and investment advisory clients with funds provided by such clients.
Item 4. Purpose of the Transaction.
     No change.

Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Persons beneficially own, in the aggregate, 7,327,310 shares of Common Stock, representing 27.95% of Standard Register’s outstanding Common Stock (based upon a total of (i) 24,063,138 shares of Common Stock reported by Standard Register to be outstanding as of January 25, 2009 in Standard Register’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008) and (ii) the number of shares of Common Stock (2,153,016) into which the Class A Stock held by the Reporting Persons are convertible.
     (b) Each of the Reporting Persons disclaims membership in a group with any of the other Reporting Persons, but they join in this filing as a result of the affiliate relationships of the Reporting Persons. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.
     (i) Bancorp, by virtue of its ownership of Fifth Third Ohio and Fifth Third Michigan, may be deemed to have shared voting power and dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Common Stock, including Common Stock that is issuable upon the conversion of Standard Register’s outstanding Class A Stock (the “Class A Stock”), that Fifth Third Ohio and Fifth Third Michigan beneficially own.
     (ii) Fifth Third Ohio holds an aggregate of 5,173,824 shares of Common Stock plus 2,153,016 shares of Common Stock that are issuable upon the conversion of the shares of Class A stock held by it. These shares are held as follows:
     Fifth Third Ohio, as trustee of a testamentary trust (the “Testamentary Trust”) established under the Will of William C. Sherman, Deceased, I.D. No. 31-6019963 (the “Will”). The income beneficiary is Helen Margaret Hook Clarke. The Testamentary Trust holds an aggregate of 2,595,312 shares of Common Stock and 1,081,392 shares of Class A Stock convertible into 1,081,392 shares of Common stock. As trustee, Fifth Third Ohio, has sole voting and dispositive power with respect to these shares of Common Stock and the Common Stock that will be received on conversion of Class A stock.
     Fifth Third Ohio is also trustee under an inter-vivos trust established by a trust indenture executed December 29, 1939 by William C. Sherman. The income beneficiaries under this inter-vivos trust are Helen Margaret Hook Clarke and the issue of John Q. Sherman Trust I.D. No. 31-6020570. There are held in this trust an aggregate of 2,571,912 shares of Common Stock and 1,071,624 shares of Class A Stock convertible into 1,071,624 shares of Common Stock. As trustee, Fifth Third Ohio, has sole voting and dispositive power with respect to these shares of Common Stock and the Common Stock that will be received on conversion of Class A stock.
     Fifth Third Ohio as fiduciary under agreements with parties otherwise unrelated to this filing holds 6,600 shares of Common Stock in fiduciary accounts for customers. Fifth

Third Ohio has sole voting and dispositive power with respect to 5,000 shares; sole voting power but shared dispositive power with respect to 1,500 shares and sole voting power; and sole voting power but no dispositive power with respect to 100 shares.
     (iii) Fifth Third Michigan has sole power to vote or to direct the vote of 470 shares of Common Stock and sole power to dispose or to direct the disposition of 470 shares of Common Stock. Fifth Third Michigan shares the power to dispose or to direct the disposition of 0 shares of Common Stock.
     (c) Transactions by Reporting Persons:
     The following transactions were effected during the past sixty days by the Reporting Persons:

		Number of Shares	Price Per
Reporting Person	Date	Purchased / (Sold)	Share
Fifth Third Ohio	3/2/2009	(200)	$4.82
Fifth Third Ohio	3/2/09	(1,200)	$4.72
Fifth Third Ohio	3/4/2009	(700)	$4.8071
Fifth Third Ohio	3/4/2009	600	$4.6
Fifth Third Ohio	3/5/2009	1,100	$4.6873
Fifth Third Ohio	3/6/2009	1,300	$4.5894
Fifth Third Ohio	3/4/2009	1,000	$4.6579
Fifth Third Ohio	4/7/2009	(500)	$4.746
     Except as otherwise disclosed in this Item 5(c), none of the persons named in Item 2 above has effected any transactions in the Common Stock during the past sixty days
     (d) Except for the Reporting Persons and the clients that own the respective trust, brokerage or securities accounts that hold the Common Stock, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     No change.
Item 7. Materials to be Filed as Exhibits.
     1. Joint Filing Agreement, dated April 23, 2009

SIGNATURE
     After reasonable inquiry and to the best of its or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2009	Fifth Third Bancorp
/s/ Richard W. Holmes, Jr.
By: Richard W. Holmes, Jr.
	Title:	Counsel

Fifth Third Bank (Ohio)
/s/ Richard W. Holmes, Jr.
By: Richard W. Holmes, Jr.
	Title:	Counsel

Fifth Third Bank (Michigan)
/s/ Richard W. Holmes, Jr.
By: Richard W. Holmes, Jr.
	Title:	Counsel

Fifth Third Securities, Inc.
/s/ Richard W. Holmes, Jr.
By: Richard W. Holmes, Jr.
	Title:	Counsel

Fifth Third Asset Management, Inc.
/s/ Matthew Swendiman
By: Matthew Swendiman
	Title:	Secretary

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the common stock of The Standard Register Company, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of April 23, 2009.

FIFTH THIRD BANCORP	FIFTH THIRD BANK (Ohio)

/s/ Richard W. Holmes, Jr.	/s/ Richard W. Holmes, Jr.

By: Richard W. Holmes, Jr.	By: Richard W. Holmes, Jr.
Title: Counsel	Title: Counsel

FIFTH THIRD BANK (Michigan)	FIFTH THIRD SECURITIES, INC.

/s/ Richard W. Holmes, Jr.	/s/ Richard W. Holmes, Jr.

By: Richard W. Holmes, Jr.	By: Richard W. Holmes, Jr.
Title: Counsel	Title: Counsel

FIFTH THIRD ASSET MANAGEMENT, INC.

/s/ Matthew Swendiman
By: Matthew Swendiman
Title: Secretary